EXHIBIT 99.15

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the “Form 40-F”) of Cameco Corporation (the “Corporation”) to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended.

I hereby consent to reference to my name and my involvement in the preparation of, or supervision of the preparation of, scientific and technical information in the following instances:

(a)

under the headings “Operations, projects and other nuclear fuel cycle investments – Uranium – Tier-one operations – Inkai”, “Mineral reserves and resources” and “Governance – Interest of experts” in the Corporation’s Annual Information Form for the year ended December 31, 2022 dated March 29, 2023 for the Inkai operation; and

(b)

under the headings “Operations, projects and other nuclear fuel cycle investments – Uranium – Tier-one operations – Inkai”, and “Mineral reserves and resources” in Management’s Discussion and Analysis for the year ended December 31, 2022 dated February 9, 2023 for the Inkai operation,

(collectively the “Technical Information”) in the Form 40-F, and to the inclusion and incorporation by reference of information derived from the Technical Information in the Form 40-F.

I also hereby consent to the incorporation by reference of such Technical Information in the Registration Statements on Form S-8 (File Nos. 333-11736, 333-06180 and 333-139165) for the Cameco Corporation Stock Option Plan, the Registration Statement on Form S-8 (File No. 333-196422) for the Cameco Corporation Employee Share Ownership Plan and the Registration Statement on Form F-10 (File No. 333-267625).

Sincerely,

/s/ Sergey Ivanov
Name:	Sergey Ivanov, P. Geo.
Title:	Deputy Director General, Technical Services, Cameco Kazakhstan LLP

Date: March 29, 2023